82-4126

Soho Resources Corp.
SOH:CDNX

03007091

Feb. 4, 2003

SUPPL

United States Securities and Exchange Commission
Washington, D.C
20549
USA

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

Dear Sir or Madam:

RE: SOHO RESOURCES CORP. - FINANCIAL STATEMENTS

Please find enclosed one copy of the Company's un-audited financial statements for the third quarter *ending November 30, 2002* with the *Exemption number 12g3-2(b)*.

Yours truly,

SOHO RESOURCES CORP.

Ralph Shearing
Director

dlw 3/7

RECEIVED MAR 03 2003

Enclosure

Box 11569, Vancouver Centre
Suite 450, 650 West Georgia Street
Vancouver, BC Canada V6B 4N8

Telephone: 604.684.8071 • Facsimile: 604.684.3829
e-mail: info@sohoresources.ca • www.sohoresources.ca

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act.* Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT Y M D
SOHO RESOURCES CORP.	02 11 30	03 01 09

ISSUER ADDRESS
450 – 650 WEST GEORGIA STREET, PO BOX 11569

CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6B 4N8	604-684-3829	604-684-8071

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
RALPH SHEARING	DIRECTOR	604-684-8071

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y M D
(signed)	RALPH SHEARING	03 01 29
(signed)	SAM NASTAT	03 01 29

SCHEDULE A: FINANCIAL INFORMATION

See attached unaudited consolidated financial statements for the nine month period ended November 30, 2002.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of expenses and deferred costs:

   See attached unaudited consolidated financial statements for the nine month period ended November 30, 2002.

2. Related party transactions:

   See Note 4 of the attached unaudited consolidated financial statements for the nine month period ended November 30, 2002.

3. Summary of securities issued and options granted during the period:

   a) Summary of securities issued during the period:

Date of Issue	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration
November 26, 2002	Common shares	Private placement	4,846,750	$ 0.10	$ 484,675	Cash
November 26, 2002	Common shares	Settlement of debt	1,355,968	0.20	271,193	Debt
November 26, 2002	Common shares	Conversion of convertible loan	725,153	0.35	253,803	Debt
November 26, 2002	Common shares	Conversion of accreted interest on convertible loan	-	-	14,945	Accreted interest
November 26, 2002	Common shares	Finder's fee	286,630	-	-	-

   b) Summary of options granted during the period: None

4. Summary of securities as at the end of the reporting period:

   a) Authorized: 100,000,000 common shares with no par value

   b) Issued and outstanding: 23,637,923 common shares

   Capital stock: $10,566,116

   c) Summary of options, warrants and convertible securities outstanding:

Type	Number	Price	Expiry Date
Share purchase warrants	372,538	$ 0.43	June 5, 2003
Share purchase warrants	4,846,750	0.10	November 26, 2003
Director/employee options	27,000	0.24	October 22, 2004
Director/employee options	15,000	0.25	December 5, 2005
Director/employee options	400,000	0.40	February 15, 2006

SCHEDULE B: SUPPLEMENTARY INFORMATION (cont'd...)

4. d) There are no shares held in escrow.

5. List of Directors and Officers: Bassam Nastat – Director and President
Ralph Shearing – Director, CEO and Secretary
John Anderson – Director
James Matthew Duford – Director
Milton Cox – Director

SCHEDULE C: MANAGEMENT DISCUSSION

Dear Shareholder,

I am pleased to present the un-audited financial statements for the third quarter reporting period ending November 30, 2002 for Soho Resources Corp. ("Soho" or the "Company"). Soho is in the oil & gas business and also maintains an interest in a mineral exploration and mining project.

Bossier Gas Production and Lease Acreage Acquisition

Soho has closed an agreement dated October 2, 2002, between the Company and Gypsy Resources Corp., ('Gypsy') of Olive Branch, MS, whereby the Company has acquired a 12.5% working interest in the Lane Unit #1 producing gas well and may acquire up to a 100% working interest in certain gas leases totaling approximately 789 acres, located within the Bossier Sandstone Gas Play in Freestone County, Texas. Total consideration for the purchase of the 12.5% working interest after payout in the Lane Unit #1 gas well was US$250,000 cash, all of which will be used to conduct a work program on the Lane Unit #1 gas well. As additional compensation, the Company has allotted 2,000,000 of its common shares to Gypsy or its assigns, the allotted shares to be issued, pending additional TSX Venture Exchange acceptance prior to issuance, upon confirmation that the above-noted work program on the Lane Unit #1 gas well has increased production by 1.25 mmcf sustained for seven days.

For additional compensation totaling US$71,000 cash to Gypsy, the Company has been granted a preferred payout at 54% net revenue interest ("NRI"), on the Lane Unit #1 gas well (US$25,000), will acquire a 51% working interest in the Garrett Unit including the well bore of the W.T. Garrett #1 well (US$30,000), obtain an option to purchase a 100% working interest in the Southwestern University lease and the Southwestern University #1 well (US$8,000) (The 'Southwestern Option'), and obtain an option to acquire a 100% working interest and 72% NRI in all leases comprising the Lane Gas Unit (US$8,000) (the 'Lane Option'). The Company has an option to acquire an additional 24% working interest in the W.T. Garrett #1 gas well by covering 100% of the costs of re-entry and completion cost (the 'Garrett Option').

The Bossier gas interests, acquired by Soho are strategically located within Anadarko Petroleum's ("APC:NYSE") east Texas Bossier gas play. Anadarko's gas wells typically commence with high initial production ("IP") consistently over 5mmcf/d, with IP's up to 51.5mmcf/d. Anadarko is currently producing from the Bossier Formation in over 400 wells. Anadarko gas wells typically have 3 BCF gas reserves on average from the Bossier formation on 80 acre spacing. Anadarko enjoys an exceptionally high success rate, with most of their wells being completed as producers. *(information from corporate web site, Anadarko.com)*

SCHEDULE C: MANAGEMENT DISCUSSION (cont'd...)

The Lane Unit #1 gas well is to receive a work-over including a fracture stimulation treatment, scheduled to commence in early February, 2003. A detailed fracture analysis recently conducted by Schlumberger, suggests that the effective flow capacity of the Lane #1 well within the productive Bossier section, should be dramatically increased upon successful completion of the recommended fracture stimulation procedure.

Private Placement Financing

Soho closed its recently announced, (October 9, 2002), private placement for total proceeds of $484,675. The private placement consisted of 4,846,750 units at a price of $0.10 per unit. Each unit consists of one share and one share purchase warrant, allowing the holder to purchase one additional share before November 26, 2003 at a price of $0.10/share. All securities issued pursuant to this private placement are subject to a four-month hold period and may not be traded before March 26, 2003.

Debt Settlement and Debt Forgiveness Reduces Corporate Debt by $697,390

Soho has closed a shares for debt settlement by issuing a total of 2,081,120 shares in payment of $524,997 of debt and as a result of this debt settlement, several creditors agreed to reduce their total balance owing, thereby allowing Soho to realize a gain of $31,610 in the transactions. Of the 2,081,120 shares issued, 1,355,968 have been issued at $0.20 per share while 725,152 shares have been issued at $0.35 per share. Through debt forgiveness agreements Soho has also retired $140,783 of additional corporate debt.

With the closing of the above noted transactions Soho Resources Corp. has positioned itself to reactivate its affairs and subject to successfully completing the fracture stimulation of the Lane Unit #1 well, will generate sufficient cash flow to stabilize and expand the Company. The recent debt restructuring outlined above, combined with the sizable private placement, further strengthens the Company and will allow the majority of cash flow achieved from the Lane Unit #1 well, to

be directed towards the development of additional wells within the project area. Under its new management team, Soho intends to aggressively develop the newly acquired Bossier Sandstone Gas leases in Freestone County, Texas.

Mining Activities

Tahuehueto Mine Project, Mexico

The Company, through its wholly owned Mexican subsidiary, Samarkand de Mexico, owns 90% of the issued and outstanding capital stock of Sacramento de la Plata S.A. de C.V., ("Sacramento"). Sacramento holds a 100% interest in the Tahuehueto Gold Mine Project, located in Durango State, Mexico. Of the 90% ownership of Sacramento, 85% was acquired in 1997 pursuant to a Share Purchase Agreement from certain vendors (the "Vendors"). In May 1999, the Vendors initiated legal action, through the Mexican courts, to have the Share Purchase Agreement rescinded. The Company has successfully defended itself against these actions within the Mexican courts. The Vendors claim was first rejected by the civil court of Mazatlan, Sinaloa, Mexico in March 2000. This court decision was appealed by the Vendors during April 2000 to the second level court of jurisdiction in Culiacan, Sinaloa, Mexico. Recently the Company has been notified verbally from its legal council, that the second level court of jurisdiction in Culiacan has rejected the Vendor's appeal and upheld the lower court's decision. Company management is awaiting formal documentation from the second level court of jurisdiction in Culiacan to obtain full details of the Company's recent victory. This recent court decision reaffirms the Company's 90% ownership of Sacramento and thereby its full control of the Tahuehueto Gold Mine Project.

SCHEDULE C: MANAGEMENT DISCUSSION (cont'd...)

The Company is exploring its options with respect to developing the Tahuehueto Gold Mine Project, either by conducting further exploration work targeting a drill indicated resource of minimum 250,000 oz Au or by optioning the project to a capable partner.

Investor Relations

Soho has engaged Windward Communications Ltd. to work with investors, brokers, analysts and the media. Windward also coordinates the Company's attendance at trade shows, conventions and other presentations. Windward also provides investor relations and corporate communication services in the United States and Great Britain.

General and administrative expenses

The Company has incurred $154,557 in general and administrative plus interest expenses during the reporting period (please see the Company's Consolidated Statements of Operations and Deficit for a breakdown of these expenses).

Liquidity/ Outlook/Overview

The debt restructuring outlined above, combined with the private placement financing has markedly improved the Company's Liquidity. Soho's management has made a concentrated effort to enter into the oil and gas resource sector. With the closing of Gypsy Resources, Ltd. acquisition of the Texas Bossier gas leases and producing Lane #1 gas well, the Company has secured a modest cash flowing asset within the exciting Bossier gas trend. The Company anticipates a dramatic increase in the production from the Lane # 1 gas well upon completion of a work program to stimulate the productive zone. The increase in cash flow, plus the debt restructuring, will help stabilize the Company and allow it to move forward with its oil and gas development

On Behalf of the Board of Directors of
Soho Resources Corp.

"Ralph Shearing"

Ralph Shearing,
Director
January 24, 2003

SOHO RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)

NOVEMBER 30, 2002

6

SOHO RESOURCES CORP.
CONSOLIDATED BALANCE SHEETS
(Unaudited – Prepared by Management)

	November 30, 2002	February 28, 2002 (Audited)
ASSETS		
Current		
Receivables	$ 24,178	$ 131,162
Subscriptions receivable	258,660	-
	282,838	131,162
Mineral properties (Note 2)	100	100
Oil and gas properties (Note 3)	168,647	-
Capital assets	12,892	16,184
	$ 464,477	$ 147,446
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)		
Current		
Cheques issued in excess of deposits	$ 1,126	$ 26
Accounts payable and accrued liabilities	249,843	618,220
Notes payable	4,350	125,070
Due to related party (Note 4)	3,250	-
	258,569	743,316
Notes payable (Note 5)	36,150	-
Convertible loan	-	221,266
	294,719	964,582
Shareholders' equity (deficiency)		
Capital stock (Note 6)	10,566,116	9,541,500
Equity component of convertible loan	-	23,183
Deficit	(10,396,358)	(10,381,819)
	169,758	(817,136)
	$ 464,477	$ 147,446

On behalf of the Board:

RALPH SHEARING Director

BASSAM NASTAT Director

SOHO RESOURCES CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited – Prepared by Management)

	Three Month Period Ended November 30, 2002	Three Month Period Ended November 30, 2001	Nine Month Period Ended November 30, 2002	Nine Month Period Ended November 30, 2001
EXPENSES				
Amortization	$ 1,097	$ 1,526	$ 3,292	$ 4,578
Automobile	-	784	-	1,980
Consulting and financial services	-	14,152	2,500	80,165
Interest and bank charges	90	1,711	400	21,370
Interest on capital lease	-	-	-	190
Interest on convertible loans	-	6,875	12,390	13,621
Interest on notes payable	10,843	-	13,639	-
Investor relations	-	19,770	37,326	86,435
Loan bonuses	-	-	-	36,978
Management fees	-	9,000	-	27,000
Office and miscellaneous	164	3,612	6,038	17,890
Professional fees	3,625	27,690	19,933	98,222
Rent	8,470	3,258	31,628	16,688
Telephone	3,009	2,114	7,572	8,585
Transfer agent and regulatory fees	500	2,618	3,989	19,292
Travel and promotion	-	-	5,488	9,811
Wages and benefits	912	21,660	10,362	63,183
Loss before other items	(28,710)	(114,770)	(154,557)	(505,988)
OTHER ITEMS				
Interest income	-	41,226	11	101,377
Other income	3,000	19,000	3,627	39,378
Write-down of resource property costs	-	(19,829)	-	(39,918)
Gain on settlement of convertible loan	65,921	-	52,504	-
Gain on forgiveness of debt	140,783	-	140,783	-
Loss on assignment of receivables (Note 4d)	(109,260)	-	(109,260)	-
Gain on settlement of debt (Note 8a)	31,610	-	31,610	-
Write-off of accounts payable	20,743	-	20,743	-
	152,797	40,397	140,018	100,837
Net income (loss) for the period	124,087	(74,373)	(14,539)	(405,151)
Deficit, beginning of period	(10,520,445)	(8,303,309)	(10,381,819)	(7,972,531)
Deficit, end of period	$ (10,396,358)	$ (8,377,682)	$ (10,396,358)	$ (8,377,682)
Basic and diluted earnings (loss) per common share	$ 0.01	$ (0.01)	$ (0.01)	$ (0.02)
Weighted average number of common shares outstanding	16,815,515	16,417,928	16,554,120	12,849,921

SOHO RESOURCES CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)

	Three Month Period Ended November 30, 2002	Three Month Period Ended November 30, 2001	Nine Month Period Ended November 30, 2002	Nine Month Period Ended November 30, 2001
CASH FLOWS FROM OPERATING ACTIVITIES				
Income (loss) for the period	$ 124,087	$ (74,373)	$ (14,539)	$ (405,151)
Items not affecting cash:				
Amortization	1,097	1,526	3,292	4,578
Gain on settlement of convertible loan	(65,921)	-	(52,504)	-
Loan bonuses	-	-	-	36,978
Write-down of resource property costs	-	19,829	-	39,918
Accrued interest	10,843	-	26,030	-
Gain on forgiveness of debt	(140,783)	-	(140,783)	-
Loss on assignment of receivables	109,260	-	109,260	-
Gain on settlement of debt	(31,610)	-	(31,610)	-
Write-off of accounts payable	(20,743)	-	(20,743)	-
Changes in non-cash working capital items:				
(Increase) decrease in receivables	(800)	3,743	(2,271)	(30,750)
Increase in prepaid expenses	-	-	-	(10,000)
Increase in accounts payable and accrued liabilities	8,052	62,233	54,668	160,223
Net cash provided by (used in) operating activities	(6,518)	12,958	(69,200)	(204,204)
CASH FLOWS FROM FINANCING ACTIVITIES				
Issuance of common shares	-	24,000	226,015	980,631
Proceeds from notes payable	3,200	8,350	8,582	(173,628)
Repayment of notes payable	-	-	(1,100)	-
Amounts due to related party	3,250	-	3,250	-
Payments on capital lease obligation	-	-	-	(5,639)
Net cash provided by financing activities	6,450	32,350	236,747	801,364
CASH FLOWS FROM INVESTING ACTIVITIES				
Advances to Huntford Resources Corp.	-	(41,219)	-	(569,881)
Mineral property costs	-	(4,182)	-	(24,271)
Oil and gas property costs	-	-	(168,647)	(15,647)
Net cash used in investing activities	-	(45,401)	(168,647)	(609,799)

- continued -

SOHO RESOURCES CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)

	Three Month Period Ended November 30, 2002	Three Month Period Ended November 30, 2001	Nine Month Period Ended November 30, 2002	Nine Month Period Ended November 30, 2001
Continued...				
Decrease in cash position during the period	(68)	(93)	(1,100)	(12,639)
Cash position, beginning of period	(1,058)	948	(26)	13,494
Cash position, end of period	$ (1,126)	$ 855	$ (1,126)	$ 855

Supplemental disclosures with respect to cash flows (Note 8)

1. NATURE AND CONTINUANCE OF OPERATIONS

The accompanying unaudited consolidated interim financial statements of Soho Resources Corp. are prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. They include the accounts of the Company and its wholly-owed subsidiary, Samarkand de Mexico S.A. de C.V. ("Samarkand") and its 90% owned subsidiary, Sacramento de la Plata S.A. de C.V. ("Sacramento"), (collectively referred to as the "Company"). All inter-company transactions and balances have been eliminated upon consolidation.

These financial statements should be read in conjunction with the Company's annual audited consolidated financial statements for the fiscal year ended February 28, 2002. All material adjustments which, in the opinion of management, are necessary for a fair presentation of the results of the interim periods have been reflected. The results for the nine month period ended November 30, 2002 are stated utilizing the same accounting policies and methods of application as the most recent annual consolidated financial statements, but are not necessarily indicative of the results to be expected for the full year.

	November 30, 2002	February 28, 2002 (Audited)
Deficit	$ (10,396,358)	$ (10,381,819)
Working capital (deficiency)	24,269	(612,154)

2. MINERAL PROPERTIES

Mineral property costs were incurred on the Tahuehueto Project as follows:

	November 30, 2002	February 28, 2002 (Audited)
Balance, beginning of period	$ 100	$ 100
Consulting	-	13,231
Property taxes	-	11,040
	-	24,271
Written-down during the period	-	(24,271)
	-	-
Balance, end of period	$ 100	$ 100

SOHO RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)
NOVEMBER 30, 2002

3. **OIL AND GAS PROPERTIES**

The Company entered into a letter agreement with Gypsy Resources Ltd. ("Gypsy") to acquire certain gas leases located in Freestone County, Texas. The Company will acquire a 12.5% interest in the producing Lane No. 1 gas well and up to a 100% interest in certain other gas leases, totalling approximately 790 acres. The Company paid approximately US$100,000 during the period, and the balance of US$150,000 due under the agreement subsequent to the period. A finders fee of 286,630 common shares was also paid and a director of Gypsy became a director of the Company.

Costs were incurred as follows:

	November 30, 2002	February 28, 2002 (Audited)
Incurred during the period		
Acquisition costs	$ 168,647	$ 15,647
Balance, beginning of period	-	-
Written-off during the period	-	(15,647)
Balance, end of period	$ 168,647	$ -

4. **RELATED PARTY TRANSACTIONS**

The Company entered into the following transactions with related parties:

a) Notes payable totalling $2,700 (February 28, 2002 - $119,070) are due to directors and a company owned by a director.

b) Amounts due to a related party at November 30, 2002 of $3,250 (February 28, 2002 - $Nil) are due to a company of which a director is a senior officer.

c) Paid or accrued interest expense of $25,813 (February 28, 2002 – 10,320) to directors and a company owned by a director.

d) Assigned receivables of $109,260 due from companies related by a common director to a former director and a company of which a director is a senior officer in exchange for settling various debts for shares and forgiving unpaid management fees of $79,516 and consulting fees of $61,542.

e) Issued 725,153 common shares to a company owned by a director for converting a convertible loan with accrued interest, totalling $268,748.

4. **RELATED PARTY TRANSACTIONS** (cont'd…)

f) Settled notes payable and accrued interest totalling $94,111 due to a director, a former director, and a company owned by a director for 470,555 common shares.

g) Accounts payable and accrued liabilities totalling $20,743 due to a former director were written-off to operations.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties.

5. **NOTES PAYABLE**

During the period ended November 30, 2002, a director of the Company agreed to extend the maturity date of a note payable totalling $36,150 (February 28, 2002 - $32,450). The note is unsecured, due on May 15, 2004 and bears interest at 10% per annum.

6. **CAPITAL STOCK**

	Number of Shares		Amount
Authorized			
100,000,000 common shares without par value			
100,000,000 Class A preference shares with a par value of $1 per share			
100,000,000 Class B preference shares with a par value of $5 per share			
Common shares issued			
Balance as at February 28, 2001	12,834,102	$	8,473,891
Private placements	745,076		298,031
Finder's fee	25,000		-
Exercise of warrants	1,852,307		495,200
Exercise of options	713,000		187,400
Conversion of convertible loan	192,307		50,000
Loan bonuses	61,630		36,978

- continued -

6. CAPITAL STOCK

	Number of Shares	Amount
Continued...		
Balance as at February 28, 2002	16,423,422	9,541,500
Private placement	4,846,750	484,675
Settlement of debt	1,355,968	271,193
Conversion of convertible loan	725,153	268,748
Finders fee (Note 3)	286,630	-
Balance as at November 30, 2002	23,637,923	$ 10,566,116

7. SEGMENTED INFORMATION

The Company operates in three geographic segments as follows:

	Nine Month Period Ended November 30, 2002	Nine Month Period Ended November 30, 2001
Loss for the period was incurred in:		
Canada	$ (14,539)	$ (363,905)
Mexico	-	(41,246)
	$ (14,539)	$ (405,151)

	Nine Month Period Ended November 30, 2002	Year Ended February 28, 2002
Identifiable assets are located in:		
Canada	$ 295,730	$ 147,346
Mexico	100	100
USA	168,647	-
	$ 464,477	$ 147,446

8. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	Nine Month Period Ended November 30, 2002	Nine Month Period Ended November 30, 2001
Cash paid during the period for interest	$ 400	$ 14,276
Cash paid during the period for income tax	$ -	$ -

Significant non-cash transactions during the nine month period ended November 30, 2002 included:

a) The issuance of 885,413 common shares at an agreed value of $177,082 to settle accounts payable and accrued liabilities totalling $208,692, which resulted in a gain of $31,610.

b) The issuance of 470,555 common shares to settle notes payable and accrued interest totalling $94,111.

c) The issuance of 725,153 common shares upon conversion of a convertible debenture and accrued interest totalling $268,748.

d) The issuance of 286,630 common shares as finders' fees for oil and gas properties.

e) The issuance of 4,846,750 common shares for proceeds of $226,015 and subscriptions receivable of $258,660 pursuant to a private placement.

Significant non-cash transactions during the nine month period ended November 30, 2001 included:

a) The issuance of 61,630 common shares, valued at $36,978, for loan bonuses.

b) The issuance of 25,000 common shares, valued at $9,803, as a finder's fee on a private placement.

c) The issuance of 192,307 common shares on the conversion of $50,000 of convertible loans.